Exhibit 99.1

News Release
www.srtelecom.com

Source:
SR Telecom	MaisonBrison
William E. Aziz, President and CEO	Rick Leckner
Tel.: (514) 335-2429, Ext. 4613	Tel.: (514) 731-0000

SR Telecom Announces First Quarter Results
•	Consolidated revenues increase 69% to $24.3 million
•	Wireless equipment revenues more than double
•	Net loss reduced to $13.6 million

MONTREAL, May 11, 2006 - SR Telecom Inc. (TSX: SRX), a leading vendor of licensed OFDM solutions for broadband access networks with its symmetryTM products, today announced improved results for the first quarter ended March 31, 2006.

SR Telecom’s consolidated revenues increased by 69.3% during the quarter to reach $24.3 million, compared to $14.3 million in the first three months of 2005. This sharp improvement is the result of increased revenues in the Corporation’s core Wireless Telecommunications Products segment, which more than doubled in comparison to last year’s first quarter revenues in the segment. Consolidated net loss for the first quarter was reduced to $13.6 million from $13.8 million for the same period last year. Operating loss from continuing operations before restructuring charges and amortization and depreciation was $4.1 million compared to $7.6 million in the prior year.

“The improved results during the most recent quarter clearly demonstrate that we are continuing to benefit from the initiatives undertaken over the past year to reinforce SR Telecom’s financial situation and rebuild relationships with our suppliers and global customer base,” said William Aziz, SR Telecom’s President and Chief Executive Officer. “The solid revenue growth across all sales regions is an encouraging indication of the strength of our customer relationships and SR Telecom’s renewed reputation as a proven developer and vendor of advanced broadband wireless access globally.”

Presentation of Results
Effective November 30, 2005, the Corporation adopted fresh start accounting. As part of this process, it revalued its assets and liabilities to their estimated fair values. Comparative financial statements for periods prior to December 1, 2005 have been presented pursuant to regulatory requirements. In reviewing these comparative financial statements, readers are reminded that they do not reflect the effects of the application of fresh start accounting.

Segment Results

Wireless Telecommunications Products Segment
First quarter revenues from continuing operations in SR Telecom’s core wireless telecommunications products segment more than doubled to $19.2 million, compared to $9.2 million in the same quarter in 2005. Revenues increased across all geographic regions, with Latin America and Asia generating the largest gains. The revenue increase in the first quarter is mainly attributable to the effects of increased

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783
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supplier credit and production ramp-up resulting from the financing obtained from the private placements in February 2006, as well as an overall increase in sales volumes.

Gross profit in this segment also improved in the first quarter, both in dollar terms and as a percentage of revenues, as a result of an improved product sales mix and a decrease in unabsorbed overhead costs. Gross profits rose to $4.1 million, or 21% of revenues, for the first quarter of 2006 compared to $1.0 million, or 10% of revenues, for the first three months of 2005.

The operating loss from continuing operations for this segment totalled $11.5 million for the first quarter, compared to $10.7 million for the corresponding period last year. Included in the first quarter 2006 operating loss were $2.4 million in restructuring charges and a $2.5 million increase in selling, general and administrative (SG&A) expenses. The restructuring charges are in relation to the Corporation’s decision to outsource its manufacturing to a third party as well as reductions in personnel in the France subsidiary. The increase in SG&A expenses is attributable to higher depreciation expense relating to an increase in the value of assets following the adoption of fresh start accounting. These additional costs contributed to the net loss from continuing operations for this segment, which increased to $14.3 million, compared to a net loss of $12.5 million in the prior period. After removing depreciation and restructuring charges, the operating loss from continuing operations for this segment was $6.0 million compared to $9.4 million in the prior year.

Finance charges increased $1.6 million to $3.1 million for the first quarter from $1.5 million in the same period in 2005, due to interest costs related to the Corporation’s long-term credit facility. These additional costs also contributed to the net loss from continuing operations for this segment.

As announced on March 27, 2006, the Corporation announced the completion of a multi-year agreement to outsource its manufacturing operations in order to increase its competitiveness. Management expects all outsource manufacturing of its non-WiMAX products to be completed by May 31, 2006.

Telecommunications Service Provider Segment (CTR)
Net revenue in Canadian dollars in the Corporation’s Chilean service provider, CTR, was flat at $5.1 million for the three months ended March 31, 2006, compared to $5.1 million for the same three months a year ago. Net revenues were also relatively stable in Chilean pesos at 2.3 billion pesos for the first quarter of 2006 compared to 2.4 billion pesos one year ago.

The first quarter operating earnings at CTR were $1.2 million, compared to operating earnings of $0.4 million in the same period last year. This increase is primarily related to a decline in operating expenses resulting from decreased depreciation expense following the adoption of fresh start accounting, which resulted in a decrease in the book value of the telecommunications network equipment.

Net earnings were $0.2 million for the first quarter of 2006, compared to a net loss of $0.9 million for the corresponding period in the prior year.

Financial Position
The Corporation’s consolidated cash, including restricted cash, increased to $39.4 million at March 31, 2006 from $10.2 million at December 31, 2005. The increase is a result of funds issued under the private placement, offset by cash used to fund operations and working capital requirements.

On February 2, 2006, the Corporation completed a $50.0 million private placement of its common shares and announced the conversion of approximately $58.4 million of Convertible Debentures into common shares. On February 27, 2006, the Corporation completed the private placement of an additional $4.3 million in common shares and announced the conversion of approximately $4.2 million

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783
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of Convertible Debentures into common shares. The proceeds of these transactions are being used to fund the Corporation’s working capital requirements.

Outlook
“Fiscal 2006 has begun on an encouraging note and we expect that this momentum will be carried through the second quarter and the rest of the year,” said Mr. Aziz. “We are particularly encouraged by the prospects in our core wireless business and we expect sales in this segment will grow substantially in the second quarter as our backlog increases and our supply chain is fully re-established.

“It is clear that the changes we have made within the organization have enhanced our situation and we anticipate that our results will continue to improve as we move forward through the year. In particular, our plan to outsource manufacturing to a third party is proceeding as scheduled and we expect this to be in effect, as planned, by the end of the month. This, along with our other ongoing cost-saving initiatives, will continue to bolster our bottom line performance as we focus on capitalizing on our exceptional technology and substantial expertise in the rapidly-growing WiMAX marketplace.

“Through this year, we plan to commercially deploy our fixed WiMAX symmetry solution to deliver voice, data and Internet services. We will continue to develop the symmetry platform to include a mobile WiMAX solution in 2007, which will enable us to attract a cross-section of new customers from a broader base of market participants,” concluded Mr. Aziz.

Copies of SR Telecom’s financial statements, along with the associated Management Discussion and Analysis, are available on SEDAR at www.sedar.com, EDGAR at www.sec.gov, and the Company’s website at www.srtelecom.com.

About SR Telecom
SR TELECOM designs, builds and deploys advanced, field-proven Broadband Fixed Wireless Access solutions. SR Telecom products are used by large telephone and Internet service providers to supply broadband data and carrier-class voice services to end-users in urban, suburban, and remote areas around the globe. With its principal offices in Montreal, Mexico City and Bangkok, SR Telecom products have been deployed in over 110 countries, connecting nearly two million people.

With its widely deployed WiMAX-ready symmetryTM solution, SR Telecom provides bridge technology to future WiMAX solutions for voice, data and Internet access applications.

SR Telecom is a principal member of the WiMAX Forum, a cooperative industry initiative which promotes the deployment of broadband wireless access networks by using a global standard and certifying interoperability of products and technologies. For more information, visit www.srtelecom.com.

Conference Call
SR Telecom will host a conference call on Friday, May 12, 2006 at 10:00 AM Eastern Daylight Time to discuss these results and update investors on operating progress. SR Telecom Interim President and Chief Executive Officer, William E. Aziz and Interim Chief Financial Officer, Peter Campbell will host the conference call, which will include a question and answer session. Investors, analysts and media wishing to participate in this call may dial (514) 940-2795 (Montreal and overseas) or 1-866-249-2157 (elsewhere in North America) fifteen minutes prior to the start time. For those who are unable to listen to the call live, a replay will be available on Friday, May 12, 2006 as of 1:00 P.M. until 11:59 P.M. on Friday, May 19, 2006 at 1-877-289-8525 (passcode 21187189#). A live and archived audio webcast of the call will also be available online at: www.srtelecom.com.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783
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CAUTION CONCERNING FORWARD-LOOKING STATEMENTS
Except for historical information provided herein, this press release contains information and statements of a forward-looking nature concerning the objectives, strategies, financial condition and future performance of the Company. These statements are based on suppositions and uncertainties as well as on management's best possible evaluation and expectations of future events as of May 11, 2006. As a result, readers are advised that actual results may differ from expected results. Such factors may include, without excluding other considerations, fluctuations in quarterly results, evolution in customer demand for the Company's products and services, the impact of price pressures exerted by competitors, and general market trends or economic changes as more fully discussed in risks and uncertainties of our management discussion and analysis dated May 11, 2006. We disclaim any intention or obligation to update any forward-looking statement even if new information becomes available as a result of future events or for any other reason.

SR TELECOM and symmetryTM are trademarks of SR Telecom Inc. All rights reserved 2006. All other trademarks are property of their owners.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783
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CONSOLIDATED BALANCE SHEETS
(unaudited)

	March 31,	December 31,
As at	2006	2005
(in thousands of Canadian dollars)	$	$

Assets
Current assets
Cash and cash equivalents	38,669	9,479
Short-term restricted cash	734	732
Accounts receivable, net	40,372	33,011
Income taxes receivable	3,675	2,484
Inventory	29,370	30,863
Prepaid expenses	6,343	4,340
Total current assets	119,163	80,909
Investment tax credits	4,616	4,616
Property, plant and equipment, net	55,426	57,842
Intangible assets, net	39,774	41,904
Other assets, net	2,127	2,280
Total assets	221,106	187,551
Liabilities
Current liabilities
Accounts payable and accrued liabilities	31,588	35,553
Customer advances	1,230	1,152
Current portion of lease liability	-	4,197
Current portion of long-term debt	34,478	34,581
Total current liabilities	67,296	75,483
Long-term credit facility	49,075	47,862
Long-term liability	1,751	1,749
Long-term debt	441	479
Convertible redeemable secured debentures	2,648	40,630
Total liabilities	121,211	166,203
Shareholders' Equity
Capital stock	349,788	230,086
Equity component of convertible redeemable secured debentures	1,170	27,785
Deficit, pre-fresh start accounting	(227,142)	(227,142)
Deficit	(23,921)	(9,381)
Total shareholders' equity	99,895	21,348
Total liabilities and shareholders' equity	221,106	187,551

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783
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CONSOLIDATED STATEMENTS OF OPERATIONS
(unaudited)

	For the three months ended March 31,
	2006	2005
		Pre-fresh start
		accounting
(in thousands of Canadian dollars, except per share information)	$	$

Revenue
Equipment	17,603	7,290
Services	1,562	1,923
Telecommunications	5,123	5,134
Total revenue	24,288	14,347

Cost of revenue
Equipment	13,394	7,319
Services	1,658	944
Total cost of revenue	15,052	8,263

Gross profit	9,236	6,084

Agent commissions	136	451
Selling, general and administrative expenses	10,150	7,634
Research and development expenses, net	2,917	3,522
Telecommunications operating expenses	3,925	4,725
Restructuring, asset impairment and other charges	2,446	59
Operating loss from continuing operations	(10,338)	(10,307)

Finance charges, net	3,981	2,241
(Gain) loss on foreign exchange	(294)	744
Loss from continuing operations before income taxes	(14,025)	(13,292)
Income tax expense	59	133
Loss from continuing operations	(14,084)	(13,425)
Earnings (loss) from discontinued operations, net of income taxes	509	(341)
Net loss	(13,575)	(13,766)

Basic and diluted
Loss per share from continuing operations	(0.03)	(0.76)
Loss per share from discontinued operations	-	(0.02)
Net loss per share	(0.03)	(0.78)

Basic and diluted weighted average number of common shares outstanding (in thousands)	486,298	17,610

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783
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CONSOLIDATED STATEMENTS OF DEFICIT
(unaudited)

	For the three months ended March 31,
	2006	2005
		Pre-fresh start
		accounting
(in thousands of Canadian dollars)	$	$

Deficit, beginning of period	(9,381)	(180,561)
Net loss	(13,575)	(13,766)
Share issue costs	(965)	-
Deficit, end of period	(23,921)	(194,327)

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783
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CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

	For the three months ended March 31,
	2006	2005
		Pre-fresh start
		accounting
(in thousands of Canadian dollars)	$	$

Cash flows (used in) provided by continuing operating activities
Loss from continuing operations	(14,084)	(13,425)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and amortization	3,763	2,601
Restructuring, asset impairment and other charges	1,292	59
Loss (gain) on disposal of property, plant and equipment	456	(62)
Financing charges	1,995	-
Stock-based compensation	-	69
Changes in operating assets and liabilities:
(Increase) decrease in non-cash working capital items	(12,381)	12,433
Unrealized foreign exchange	(227)	404
	(19,186)	2,079
Cash flows provided by (used in) continuing financing activities
Repayment of long-term debt and lease liability	(4,065)	(1,314)
Proceeds from issue of shares, net of share issue costs	53,310	-
	49,245	(1,314)
Cash flows used in continuing investing activities
Increase in restricted cash	-	(1,097)
Purchase of property, plant and equipment	(1,034)	(611)
Proceeds on disposal of property, plant and equipment	165	251
Other assets	-	(353)
	(869)	(1,810)
Increase (decrease) in cash and cash equivalents
Continuing operations	29,190	(1,045)
Discontinued operations	-	1,815
Increase in cash and cash equivalents	29,190	770
Cash and cash equivalents, beginning of period	9,479	4,549
Cash and cash equivalents, end of period	38,669	5,319

Supplemental Information
Cash paid for:
Interest	1,820	9
Income taxes	60	34

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783
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